Exhibit 1.4

For Immediate Release	February 1, 2010

TSX: CTQ NYSE AMEX: ETQ
OFFER AND DIRECTORS’ CIRCULAR MAILED IN RESPECT OF C$8.60 PER SHARE OFFER
BY CRCC-TONGGUAN INVESTMENT (CANADA) CO., LTD. FOR CORRIENTE RESOURCES
VANCOUVER, BRITISH COLUMBIA, February 1, 2010 — Corriente Resources Inc. (“Corriente”) is pleased to announce that the formal bid circular in respect of the offer by CRCC-Tongguan Investment (Canada) Co., Ltd. (the “Offeror”), a jointly-owned indirect subsidiary of Tongling Nonferrous Metals Group Holdings Co., Ltd. (“Tongling”) and China Railway Construction Corporation Limited (“CRCC”) to acquire at a price of C$8.60 in cash per share all of the outstanding common shares of Corriente, including all shares that may be issued on the exercise of options granted under Corriente’s stock option plan, has been mailed to Corriente’s registered shareholders and option holders. Corriente has also mailed its directors’ circular recommending that Corriente’s shareholders accept the offer.
On December 28, 2009, Corriente, CRCC and Tongling announced the intention of CRCC and Tongling to make a supported take-over bid for Corriente, valuing the total common share capital of Corriente at approximately $679 million (on a fully-diluted basis). The offer represents a 27% premium to Corriente’s average trading price on the Toronto Stock Exchange for the 30 trading days ended December 24, 2009, the last trading day before the announcement of the support agreement. All officers and directors and certain employees of Corriente, representing in aggregate approximately 13.2% of the common shares outstanding on a fully-diluted basis, have agreed to tender their shares to the offer pursuant to lock-up agreements entered into with the Offeror.
The offer is scheduled to expire at 5:00 p.m. (Vancouver time) on Thursday, March 25, 2010.
Full particulars of the offer are set out in the offer and circular filed by the Offeror, and the directors’ circular filed by Corriente. These documents are available on the Canadian Securities Administrators’ website at www.sedar.com, on the United States Securities and Exchange Commission’s website at www.sec.gov, and on Corriente’s website at www.corriente.com.
“Ken Shannon”
Kenneth R. Shannon
Chief Executive Officer
Corriente shareholders with procedural questions regarding the offer process should contact Georgeson Shareholder Communications Canada, Inc., the Information Agent for the Offeror, at:
North America Toll Free: 1-866-374-0472
Outside North America, Bank and Brokers Call Collect: +1 212-806-6859
Email: gsproxygroup@gscorp.com
Corriente Contact
Dan Carriere, Senior Vice-President,
(604) 687-0449
dcarriere@corriente.com
Certain statements contained in this News Release constitute forward-looking statements within the meaning of the United States Private Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include among other things, statements regarding the structure and timing of the proposed transaction. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties, which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, but not limited to, the risk that any condition to the purchasers’ obligations under the offer will not be met or that the acquisition of the Company’s shares will not be completed for any other reason. Although these forward-looking statements are based on the expectations of management as of the date of this news release, we cannot guarantee future results, performance or achievements.
520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449   F (604) 687-0827   Email copper@corriente.com